EXHIBIT 99.1

Press Release

Total Executive Committee Appointments

Paris, September 2, 2019 - Two new members have joined Total’s Executive Committee.

As of August 1, 2019, Jean-Pierre Sbraire is Chief Financial Officer and member of the Total Executive Committee, following Patrick de La Chevardière’s retirement.

As of August 19, 2019, Helle Kristoffersen is President, Strategy & Innovation and a Total Executive Committee member. The position was previously held by Philippe Sauquet, now focusing on his responsibilities as President, Gas Renewables & Power.

Total’s Executive Committee now consists of:

•        Patrick Pouyanné, Chairman and Chief Executive Officer.

•        Arnaud Breuillac, President, Exploration & Production.

•        Helle Kristoffersen, President, Strategy & Innovation.

•        Momar Nguer, President, Marketing & Services.

•        Bernard Pinatel, President, Refining & Chemicals.

•        Philippe Sauquet, President, Gas Renewables & Power.

•        Jean-Pierre Sbraire, Chief Financial Officer.

•        Namita Shah, President, People & Social Responsibility.

"Our diversity of backgrounds drives innovation and progress at Total. So I’m very pleased to welcome the new members to the Executive Committee, which now includes two women," commented Patrick Pouyanné, Total’s Chairman & CEO. Total set a target in late 2018 to have women account for more than 20% of the positions on business segment and large operational division Management Committees.

About Total

Total is a major energy player that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

Helle Kristoffersen

Helle Kristoffersen began her career in 1989 at the investment bank Lazard Frères. In 1991, she moved to the transportation and logistics company Bolloré. In 1994, Ms. Kristoffersen joined Alcatel, where she continued her career until 2010. She served as Alcatel’s and then Alcatel-Lucent’s Senior Vice President, Strategy.

Ms. Kristoffersen joined Total in January 2011 as Deputy Senior Vice President and then Senior Vice President, Strategy & Business Intelligence. On September 1, 2016, she became Senior Vice President, Strategy & Corporate Affairs, in Gas, Renewables & Power. In 2019, Ms. Kristoffersen was appointed President, Strategy & Innovation and a Total Executive Committee member.

A dual Danish and French national, Helle Kristoffersen is a graduate of the Ecole Normale Supérieure (Ulm) and the Paris Graduate School of Economics, Statistics and Finance (ENSAE), and holds a master's degree in econometrics from Université Paris 1. She is an alumna of the Institute for Higher National Defense Studies (IHEDN) and a Knight of the Legion of Honor.

Jean-Pierre Sbraire

Jean-Pierre Sbraire began his career at Total in 1990 in the Trading & Shipping Division. In 1995, he joined Exploration & Production, holding various positions in Paris and Nigeria in finance, economics and business development.

In 2005, he was appointed General Secretary and Finance Manager for Total in Venezuela. In 2009, he became Senior Vice President, E&P Subsidiaries Financial Operations.

In 2012, Mr. Sbraire was appointed Vice President, Equity Crude Acquisitions in Trading & Shipping. From September 2016 to September 2017, he served as Group Treasurer. He then accepted the position of Deputy Chief Financial Officer. In 2019, he was appointed Chief Financial Officer and Executive Committee member.

Mr. Sbraire is a graduate of ENSTA ParisTech engineering school and has a master’s degree from IFP School.

* * * * *

Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms "Total", "Total Group" and Group are sometimes used for convenience. Likewise, the words "we", "us" and "our" may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.